UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40699

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: October 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

PHARMACYTE BIOTECH, INC.

(Full Name of Registrant)

(Former Name if Applicable)

3960 Howard Hughes Parkway, Suite 500

Address of Principal Executive Office

Las Vegas, NV 89169

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2025 (the “Form 10-Q”) by the prescribed date of December 15, 2025 because the Registrant requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Form 10-Q, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carlos Trujillo	(917)	595-2850
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

2

PharmaCyte Biotech, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2025	By: /s/ Joshua N. Silverman
Joshua N. Silverman
Chief Executive Officer and President

3